FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Sullivan John M.	2. Issuer Name and Ticker or Trading Symbol RailAmerica, Inc. (NYSE: RRA)		6. Relationship of Reporting Person to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer (give ☐ Other (specify title below) below)
(Last) (First) (Middle) RailAmerica, Inc. 5300 Broken Sound Blvd., NW	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year February 2002	7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by one Reporting Person
(Street) Boca Raton Florida 33487		5. If Amendment, Date of Original (Month/Year)	☐ Form filed by more than one Reporting Person
(City) (State) (Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001 per share	2/6/02	S	--	1,000	D	$11.75	--	--
Common Stock, par value $.001 per share	2/6/02	S	--	4,000	D	$11.74	--	--
Common Stock, par value $.001 per share	2/8/02	S	--	5,000	D	$10.33	--	--
Common Stock, par value $.001 per share	2/14/02	S	--	10,000	D	$9.55	10,000	D
Common Stock, par value $.001 per share							1,000	I	IRA

Reminder:   Report on a separate line for each class of securities beneficially owned directly of indirectly.

* If the form is filed by more than one reporting person, see Instruction 49(b)(v)

(Print or Type Response)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
1995 Non-Employee Director Stock Option Plan (Right to buy)	$8.75	--	--	--	--	--	4/8/99	4/8/09	Common Stock, $.001 par value	5,000	--	1,666	D	--
1995 Non-Employee Director Stock Option Plan (Right to buy)	$9.00	--	--	--	--	--	1/1/00	1/1/10	Common Stock, $.001 par value	50,000	--	40,000	D	--
1995 Non-Employee Director Stock Option Plan (Right to buy)	$6.50	--	--	--	--	--	8/30/00 (1)	8/30/10	Common Stock, $.001 par value	5,000	--	3,333	D	--
1995 Non-Employee Director Stock Option Plan (Right to buy)	$12.01	--	--	--	--	--	6/22/01 (2)	6/22/11	Common Stock, $.001 par value	5,000	--	5,000	D	--
  Explanation of Responses

(1) Thirty-three and one-third percent (33-1/3%) of such options became exercisable on each of August 30, 2000 and August 30, 2001 and an additional thirty-three and one-third percent (33-1/3%) will become exercisable on August 30, 2002. Mr. Sullivan exercised 1,667 of these options and sold the underlying shares of common stock in May 2001.
(2) Thirty-three and one-third percent (33-1/3%) of such options became exercisable on June 22, 2001 and an additional thirty-three and one-third percent (33-1/3%) will become exercisable on each of June 22, 2002 and June 22, 2003.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ John M. Sullivan	March 6, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
	*Signature of Reporting Person John M. Sullivan	Date
Note: File three copies of this form, one of which must be manually signed.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.